[logo]Braskem


                                  BRASKEM S.A.
               C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
             RESOLUTION No. 495 OF THE BOARD OF DIRECTORS' MEETING
                            HELD ON OCTOBER 18, 2004



October 18, 2004, at 5 p.m., at the Company's headquarters, located at Avenida das Nacoes Unidas, 4,777, CEP 05477-000, Sao Paulo, SP, the Board of Directors of BRASKEM S.A. held its 495th meeting. The undersigned board members were present. Board members Carlos Alberto de Meira Fontes and Margareth Feijo Brunnet were absent, but were represented by their respective alternates, Edmundo Jose Correia Aires and Rogerio Goncalves Mattos. The Chief Executive Officer, Jose Carlos Grubisich Filho, executive officers Mauricio Roberto de Carvalho Ferro and Paul Altit, Ana Patricia Soares Nogueira and the Board Secretary, Nelson Raso, were also present. The Chairman of the Board, Pedro Augusto Ribeiro Novis, chaired the meeting, and Ana Patricia Soares Nogueira acted as secretary. ITEMS ON THE AGENDA: I) Matters for deliberation: 1) DELIBERATION PROPOSALS: after a presentation and analysis of the subject, the Board unanimously approved the following Deliberation Proposal, which had been previously forwarded by the Board of Executive Officers for review by the members of the Board of Directors, in accordance with procedures established in the Internal Regulations, a copy of which was duly filed at the Company's headquarters: a) PD.CA/BAK-21/2004 - Full redemption and subsequent cancellation of debentures of the Company's 11th Issue ("Debentures"), to authorize the Board of Executive Officers to adopt all measures necessary to perform (i) the full redemption of the Debentures as of November 1, 2004; and (ii) the subsequent cancellation of the Debentures, based on the grounds and conditions contained in the respective Deliberation Proposal; II) Matters of General Information:
Nothing to report; III) Matters of Company Interest: Nothing to report; IV) CLOSING - having no further items on the agenda, this resolution was drafted, read, discussed and signed by all of those members of the Board of Directors present, by the Chairman and the Secretary of the Meeting.

                          Sao Paulo, October 18, 2004.



Pedro Augusto Ribeiro Novis                Ana Patricia Soares Nogueira
           Chairman                                 Secretary


Alvaro Fernandes da Cunha Filho            Alvaro Pereira Novis
      Vice-Chairman


Andre Tapajos Cunha                        Edmundo Jose Correia Aires


Fernando de Castro Sa                      Francisco Teixeira de Sa

Jose de Freitas Mascarenhas                Luiz Fernando Cirne Lima

Newton Sergio de Souza                     Rogerio Goncalves Mattos



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Headquarters: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari -
CEP42810-000 - Tel: (71) 632-5102 Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, no. 309, 13o andar - CEP 20071-003 - Tel: (21) 516-1515 -
Fax (21) 233-0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel: (71) 342-3088 Sao Paulo/SP - Av. das
Nacoes Unidas, 4777 - CEP.05.477-000 - Tel: (11) 3443-9000On